Exhibit 99.2

Press Release	April 26, 2016

Cnova N.V. - Update on Internal Review at Cnova Brazil

Amsterdam — April 26, 2016; 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV) (“Cnova” or the “Company”) today announced a new update of its internal review at Cnova Brazil

On December 18, 2015, Cnova’s board announced that it had hired external legal and forensic consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). The Company also identified discrepancies related to accounts payable due to suppliers and in accounts receivable/products in-transit with delivery companies.

On February 24, 2016, Cnova provided an estimated quantification of the overstatement of net sales and accounts receivable, the over-valuation of inventory as well as the incorrect accounting entries primarily related to accounts payable. The combined impact on operating EBIT of these adjustments was estimated at that time to be approximately R$ 177 million(1). This was recorded in its entirety in the 4th quarter 2015 accounts pending the determination to which specific accounting periods covering 2013 through 2015 they should be apportioned.

The internal review is continuing.  As of the date of this press release:

•                  The combined impact on operating EBIT of the above listed adjustments has been revised up to R$ 219 million(1) primarily due to unintentional reporting errors related to returned items in-transit as well as their shipping costs.

•                  The ongoing review in Cnova Brazil has recently identified other issues (related to intangible assets and possible improperly deferred operating expenses) that are currently the subject of further review. It is not possible at this time to: i) evaluate the impact that these issues may have on 2015 and prior periods, ii) determine how such an impact would be apportioned to the various quarters of those accounting periods, and iii) know whether those apportionments could ultimately also impact the first quarter 2016 financial results.

In view of the above, the Company now expects to file its 2015 annual report on Form 20-F, including restated financial statements, by no sooner than June 2016.  As such, the Company will file a Form 12b-25 with the US Securities and Exchange Commission before April 30, 2016.

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Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communications directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

(1)  In its press release of February 24, 2016, the Company converted the R$ 177 million into euros using an average R$/€ exchange rate of 3.70044. Using the more relevant 2015 year-end R$/€ exchange rate of 4.3117, the R$ 177 million is equivalent to approximately € 41.1 million and the updated amount of R$ 219 million is equivalent to approximately € 50.8 million.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.